Free Writing Prospectus

Dated July 18, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-210467

NCI Building Systems Announces Sale of 9,000,000 Shares of Common Stock by Selling Stockholders and Concurrent Stock Repurchase

HOUSTON, TX – July 18, 2016 – NCI Building Systems, Inc. (NYSE:NCS) (“NCI” or the “Company”) announced today the commencement of an underwritten secondary offering of 9,000,000 shares of the Company’s common stock by investment funds associated with Clayton Dubilier & Rice, LLC (the “Selling Stockholders”). The Company is not selling any shares of its common stock in the offering and will not receive any of the proceeds from the offering of the shares by the Selling Stockholders. In connection with the offering, the Selling Stockholders have granted the underwriters an option to purchase 1,350,000 additional shares of common stock. Credit Suisse, Citigroup, RBC Capital Markets and UBS Investment Bank are acting as Joint Bookrunning Managers, and BB&T Capital Markets, Stephens Inc. and CJS Securities Inc. are acting as Co-Managers for the underwritten offering.

The offering is being conducted as a public offering pursuant to NCI’s effective shelf registration statement under the Securities Act of 1933, as amended, which registration statement includes a prospectus relating to the shares. Information about the offering is available in the preliminary prospectus supplement being filed today with the U.S. Securities and Exchange Commission (the “SEC”). Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering, and the final prospectus supplement, when available, may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com, or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (800) 831-9146, or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, New York 10281, or by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com, or UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by telephone at (888) 827-7275, or by visiting the SEC’s website located at www.sec.gov. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents NCI has filed with the SEC for more complete information about NCI and this offering.

In addition, NCI announced today that it has entered into a separate agreement with the Selling Stockholders to repurchase $45 million of its common stock directly from the Selling Stockholders in a private transaction at the price per share at which the shares of common stock are sold to the public in this offering, less the underwriting discount. The agreement between the Selling Stockholders and NCI for the share repurchase represents a private, non-underwritten transaction that was approved and recommended by the Affiliate Transactions Committee of the Company’s board of directors. NCI intends to fund the share repurchase with available liquidity, including liquidity available under its asset-based lending facility. While the share repurchase will be contingent on the closing of, and is expected to occur concurrently with, this offering, the closing of the offering is not contingent on the closing of the share repurchase. Following the closing of the share repurchase, the Company intends to cancel the shares it repurchases from the Selling Stockholders. The Company’s share repurchase is pursuant to its previously announced $50 million stock repurchase program which the Board of Directors authorized be increased to up to an aggregate of $56.3 million of the Company’s outstanding common stock. Following the share repurchase, the Company will have completed its purchases under the currently authorized stock repurchase program. The timing and method of any future repurchases, which will depend on a variety of factors, including market conditions and the Company’s financial condition, are subject to the discretion of the Board of Directors.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “plan,” “intend,” “foresee,” “guidance,” “potential,” “expect,” “should,” “will,” “continue,” “could,” “estimate,” “forecast,” “goal,” “may,” “objective,” “predict,” “projection,” or similar expressions are intended to identify forward-looking statements (including those contained in certain visual depictions) in this release. These forward-looking statements reflect our current expectations, assumptions and/or beliefs concerning future events. As a result, these forward-looking statements rely on a number of assumptions, forecasts and estimates and, therefore, these forward-looking statements are subject to a number of risks and uncertainties that may cause the Company’s actual performance to differ materially from that projected in such statements. Among the factors that could cause actual results to differ materially include, but are not limited to, the risks outlined in the Company’s SEC filings, including under Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended November 1, 2015, and other risks described in documents subsequently filed by the Company from time to time with the SEC. The Company expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements, whether as a result of new information, future events or otherwise.

About NCI Building Systems

NCI Building Systems, Inc. is one of North America’s largest integrated manufacturers and marketers of metal products for the nonresidential construction industry. NCI is comprised of a family of companies operating manufacturing facilities located in the United States, Mexico, Canada and China, with additional sales and distribution offices throughout the United States and Canada.

Contact:
K. Darcey Matthews
Vice President, Investor Relations
281-897-7785

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